Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: May 4th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Press Release

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of May 2nd, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: May 4th, 2006	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke
		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press Release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
pr@altana.de
www.altana.com
ALTANA Annual General Meeting approves dividend increase of 16%
•	Dividend rises to €1.10; tenth double-digit dividend increase in succession

•	Total dividend payment higher than nominal capital for the first time
Frankfurt/Bad Homburg, May 2, 2006 — Shareholders of ALTANA AG (NYSE: AAA, FSE: ALT) approved the proposals made by the Management and Supervisory Boards at today’s Annual General Meeting in Frankfurt. On the basis of these resolutions ALTANA will pay a dividend of €1.10 per share (prior year: €0.95), 16% higher than in 2005.
With another double-digit dividend increase the total dividend payment, considering about 140 million dividend-bearing shares, amounts to €154.4 million (prior year: €133,4 million), which is considerably higher than the nominal capital of €140 million. “2005 was the best business year in the history of ALTANA AG and the tenth record year in succession. We are therefore happy to be able to let our shareholders participate in the sustained earnings increase with another two-digit dividend increase,” explained Dr. Nikolaus Schweickart, President and CEO of ALTANA AG.
In his speech, Dr. Nikolaus Schweickart reported to the shareholders on a business year that was extraordinary in many respects. In economic terms, 2005 was a very successful business year, with double-digit growth in sales and earnings. ALTANA’s consolidated sales rose by 10% to €3.3 billion and its net income (EAT) climbed by 16% to €438 million. The acquisition of the ECKART Group in the past business year was the largest takeover in the history of the company, paving the way for the further strategic development of the ALTANA Group.
Dr. Nikolaus Schweickart said that he was unable to provide any further details or final decisions on the state of the restructuring of the Group and the long-term development of the pharmaceuticals and chemicals divisions: “We strive, as announced, to implement a reorientation of the pharmaceuticals business in the course of this year and to establish the chemicals business as an independent, stock market-listed company.”
Both corporate divisions expect to develop dynamically and grow strongly in 2006. On Group level, a growth in sales of 20% to nearly €4 billion is expected and an increase in earnings (EBT) of 8-10% is anticipated.

This press release contains forward-looking statements. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA Group, as well as the aimed reorientation of the pharmaceuticals business and the independent operation of the chemicals business. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.
This press release is also available on the Internet at www.altana.com
For inquiries please contact:
ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P + 49 (0) 6172 1712-160
P + 49 (0) 6172 1712-150
F + 49 (0) 6172 1712-158
Investor Relations:
P + 49 (0) 6172 1712-163
P + 49 (0) 6172 1712-165
F + 49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974 61 92
F +1 212 974 61 90